Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Baker Hughes Incorporated

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

The following document was made available to employees of Baker Hughes Incorporated:

	Commercial Briefing includes:
	Communication Guidelines	1
To be shared & used by Sales Force	Key Customer Messages	2
Geomarket Sales Directors	FAQs	4
Global Sales Account Directors	Customer Letter	5
PL Sales Directors	Supplier messages & FAQ	6

GE and Baker Hughes

Commercial Briefing Guide

COMMUNICATION GUIDELINES

How to communicate:

Use only the materials provided by the communications team to communicate with your customers. Please do not edit or customize the materials provided.

We are still two independent companies until the transaction is closed.

Continue to lead and communicate as normal with your existing customer groups. Ensure your teams understand the need to deliver results for their customers.

Refer any calls from the media to Melanie Kania (Melanie.kania@bakerhughes.com) and Andy Backover (Andrew.Backover@bakerhughes.com).

Please share specific and recurring questions that you may receive from customers and that you feel are not addressed in the attached FAQ with Melanie Kania (Melanie.kania@bakerhughes.com) and Andy Backover (Andrew.Backover@bakerhughes.com).

How to work until the deal is closed:

Compliance with the following is essential:

•	Baker Hughes and GE Oil & Gas remain separate entities and in some areas competitors until closing.

•	We must continue to operate our businesses independently until closing.

•	We must avoid any actions or communications that could be seen as prematurely influencing or controlling each other’s business.

•	Continue to deliver for our customers in the ordinary course of business.

•	We must follow the conduct guidelines including “Do’s and Don’ts”

•	The most important guideline is to avoid any actions that could be considered “gun jumping.” In particular, we must avoid any actions or communications that could be seen as prematurely influencing or controlling each other’s business, such as directing competitive activities, getting involved in decisions regarding sales, solicitation of customers, marketing plans, creating shared and future visions, organization structures and decisions and attending each other’s business and customer meetings, without prior approval of legal counsel.

Additional Do’s and Don’ts

DO adopt a "business as usual" approach and maintain a focus on your current job.

DO exercise sensitivity ... this can be a stressful time for employees and customers of both Baker Hughes and GE Oil & Gas.

DO represent yourself and Baker Hughes in a positive and professional manner.

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DO rely on the contents of the formal communication material available.

DO NOT make any comments to the press or on social media, and discourage your team from doing the same. Direct any media inquiries to Andy Backover (Andrew.Backover@bakerhughes.com) and Melanie Kania (Melanie.kania@bakerhughes.com) on the Communications team.

DO NOT offer information about the deal to customers, employees of the other company, the media, community partners or government officials.

DO NOT speculate on any aspect of the transaction and especially anything related to jobs, product plans or any other post-closing activities.

DO NOT contact people in the other company unless specifically asked to do so by a member of the business development or integration team.

If you are asked to speak with the other company’s employees:

DO NOT offer personal views on your company’s plans or strategies, and specifically do not discuss the benefits of restructuring.

Key Messages

Instructions for use: Please do not share this document in written form. These talking points should be used for personalized verbal conversations with customers and suppliers. Please note, the transaction is still pending until completed with necessary government approvals, so it’s important to assure customers of “business as usual”. Do not under any circumstances speculate on timing or specifics of product/company alignments.

•	Today we announced that Baker Hughes and GE have entered into an agreement to combine GE’s Oil & Gas business with Baker Hughes to create a new, publicly traded company.

•	The new company, called “Baker Hughes, a GE Company,” will create a world-leading full stream digital industrial services company with operations in more than 120 countries.

•	By drawing from GE’s technology expertise and Baker Hughes’ capabilities in oilfield services, the new company will provide best-in-class physical and digital technology solutions for customer productivity.

•	The transaction is expected to be completed by mid 2017. Upon closing, the public company will be traded on the NYSE.

WHAT DOES THIS MEAN RIGHT NOW?

•	Baker Hughes is committed to offering the highest quality products and services in support of our customer’s growth and profitability.

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•	We don’t foresee any changes to the projects and delivery commitments we have with customers, and we remain committed to frequent communications.

•	Both Baker Hughes and GE will continue to operate business as usual until close.

•	We appreciate the relationship we’ve built over the months and years, and we want to thank you for your past and future business. We look forward to our continued long-term relationship.

•	If you have any questions about this change, please feel free to contact your account manager.

POTENTIAL FOR THE FUTURE

•	Baker Hughes and GE Oil & Gas will be better positioned to serve customers offering solutions based on complementary equipment & services technology across the value chain.

•	Building on these complementary services, it brings together GE Oil & Gas’ manufacturing and technology solutions spanning across subsea & drilling, rotating equipment, imaging and sensing to the Baker Hughes portfolio in evaluation and drilling, completions and production, and industrial services. The combined company will be moving beyond oilfield services and into fullstream oil and gas productivity solutions.

•	The new company will bring a comprehensive global portfolio that can drive efficient delivery and build local presence and capabilities to provide new and comprehensive solutions to meet customer needs.

•	Customers should expect sustainable innovation and integration that will deliver valuable outcomes.

•	We will be able to leverage best-in-class physical and digital technology that combines the strength of the GE Store and Predix (GE’s industry leading digital platform) with Baker Hughes’ added domain expertise, technology and commitment to innovation.

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Q&A

1.	How will/could I benefit from this combination?

•	By combining Baker Hughes with GE Oil & Gas with, we will be able to offer an expanded network with operations in more than 120 countries around the world, and more integrated digitally-enabled offerings.

•	At a time when investment in technology is critical to the future of oil and gas, the new company will deliver the high quality, high tech solutions that you need.

2.	Will I experience any disruption to service between now and close?

•	This announcement does not impact how we will do business with you now, nor does it change our deep commitment to deliver leading technology for efficient well construction, optimized production and increased ultimate recovery. We will continue to provide quality products and services to help improve the efficiency and profitability of your operations.

•	We’ll continue to partner closely with you and the same representatives will be available for support.

3.	What new offerings can we expect?

•	If approved, the combined company will be positioned to:

o	Offer a unique mix of equipment and service capabilities, melding Baker Hughes’ broad service offerings with GE’s highly differentiated manufacturing

o	Will create a complete global portfolio creating the world’s leading oil and gas technology provider

o	The new company will leverage best-in-class physical and digital technology that combines the strength of Baker Hughes’ domain expertise, technology and commitment to innovation with the GE store and Predix (GE’s industry leading digital platform).

o	Value creation for customers to position to grow in any market

4.	I am currently reviewing a proposal from Baker Hughes for a project that will be awarded in 2H 2017; who will I be doing business with?

•	It’s still early days. Our commitment is to provide you continuity in delivering our products and services without interruption. We will keep this as seamless and as transparent as possible.

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Customer Email Letter [to be used only in the second instance if verbal communication is not possible]

Dear [insert customer name],

As you may be aware, Baker Hughes and General Electric have entered into an agreement to combine GE’s Oil & Gas business with Baker Hughes to create a new, publicly traded company.

The new company, called “Baker Hughes, a GE Company,” will create a world-leading fullstream digital industrial services company with operations in more than 120 countries.

If approved, Baker Hughes, a GE Company, will be positioned to serve customers offering solutions based on complementary equipment, technology and services across the value chain.

It’s important to note, both Baker Hughes and GE Oil and Gas will continue to operate business as usual until close. The transaction is expected to be completed by mid 2017.

Baker Hughes is committed to delivering leading technology for efficient well construction, optimized production and increased ultimate recovery. We will continue to provide quality products and services to help improve the efficiency and profitability of your operations. We don’t foresee any changes to the projects and delivery commitments we have with you, and we remain committed to frequent communications.

If you have any questions, please do not hesitate to reach out to me directly.

Thank you for your continued business.

[Insert Name]

[Insert Contact Details]

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SUPPLIER COMMUNICATION PROCESS

•	Sourcing leads can use the talking points and Q&A to address the questions they may receive from their suppliers.

SUPPLIER TALKING POINTS

•	We are very excited about today’s announcement. Baker Hughes and GE Oil and Gas serve many of the same industries and we both are committed to technology, innovation, design and customer solutions. We have a lot in common.

•	We expect the transaction to close in the mid 2017.

•	In the meantime, we don’t foresee any changes to the projects and delivery commitments we have with customers, and we remain committed to frequent communications.

•	Both Baker Hughes and GE Oil and Gas will continue to operate business as usual until close.

•	We appreciate the relationship we’ve built over the months and years, and we want to thank you for your partnership.

•	If you have any questions about this change, please feel free to contact your account manager.

•	If approved, post-close our primary goal is to ensure as seamless a transition as possible for [you/our customers] while being transparent and maintaining uninterrupted supply of products and services.

SUPPLIER Q&A

1.	Will our relationship change if the acquisition is approved?

It’s still early days. We will continue to work closely with you and be transparent on any potential changes. Our commitment to you is that we will keep this as seamless and as transparent as possible.

2.	Will there be any impact on purchase orders?

As a valued supplier, we want you to know that it is business as usual.

3.	Who do I contact if I have more questions?

Please contact your Baker Hughes sourcing lead.

Supplier Email Letter [to be used only in the second instance if verbal communication is not possible]

Dear [insert supplier name],

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As you may be aware, Baker Hughes and General Electric have entered into an agreement to combine Baker Hughes with GE’s Oil & Gas business to create a new, publicly traded company.

The new company, called “Baker Hughes, a GE Company,” will create a world-leading fullstream digital industrial services company with operations in more than 120 countries.

It’s important to note, both Baker Hughes and GE Oil and Gas will continue to operate business as usual until close. The transaction is expected to be completed by mid 2017.

Baker Hughes is committed to delivering leading technology for efficient well construction, optimized production and increased ultimate recovery. We will continue to provide quality products and services to help improve the efficiency and profitability of our customer operations. We don’t foresee any changes to the projects and delivery commitments we have with our customers and we remain committed to frequent communications.

If you have any questions, please do not hesitate to reach out to me directly.

Thank you for your continued support.

[Insert Name]

[Insert Contact Details]

Additional Information and Where to Find It

In connection with the proposed transaction between GE and Baker Hughes, the new NYSE listed corporation (“Newco”) will prepare and file with the SEC a registration statement on Form S-4 that will include a combined proxy statement/prospectus of Newco and Baker Hughes (the “Combined Proxy Statement/Prospectus”). Baker Hughes and Newco will prepare and file the Combined Proxy Statement/Prospectus with the SEC, and Baker Hughes will mail the Combined Proxy Statement/Prospectus to its stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Baker Hughes and/or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE COMBINED PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE COMBINED PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY BAKER HUGHES OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Combined Proxy Statement/Prospectus and other documents filed with the SEC by Baker Hughes and/or Newco through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Newco and/or Baker

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Hughes with the SEC on Baker Hughes’ website at http://www.bakerhughes.com or by contacting Baker Hughes Investor Relations at alondra.oteyza@bakerhughes.com or by calling +1-713-439-8822.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

GE, Baker Hughes, Newco, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Combined Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of GE is contained in GE’s proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on March 16, 2016, its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 26, 2016, its Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, which was filed with the SEC on August 1, 2016 and certain of its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of Baker Hughes is contained in Baker Hughes’ proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on April 11, 2016, its Annual Report on Form 10-K/A for the year ended December 31, 2015, which was filed with the SEC on February 19, 2016, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 which was filed with the SEC on October 25, 2016 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above

Caution Concerning Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Baker Hughes.  All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, customers’ business plans and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction, including the projected impact on GE’s earnings per share; oil and natural gas

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market conditions; costs and availability of resources; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements.  Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions.  Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements.  The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved.  Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Baker Hughes may not be obtained; (2) the risk that the proposed transaction may not be completed in the time frame expected by GE or Baker Hughes, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, Baker Hughes and Newco; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions, including oil price changes; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time to time in GE’s and Baker Hughes’ reports filed with the SEC, including GE’s and Baker Hughes’ annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither GE nor Baker Hughes undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law.  Readers are cautioned not to place undue reliance on any of these forward-looking statements.

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